UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Banc of California, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05990K106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 05990K106	Page 2 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Basswood Capital Management, L.L.C.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.00%
12	Type of reporting person* IA

13G

CUSIP No. 05990K106	Page 3 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Basswood Enhanced Long Short Fund, LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.00%
12	Type of reporting person* PN

13G

CUSIP No. 05990K106	Page 4 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Basswood Enhanced Long Short GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.00%
12	Type of reporting person* OO

13G

CUSIP No. 05990K106	Page 5 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew Lindenbaum
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.00%
12	Type of reporting person* IN/HC

13G

CUSIP No. 05990K106	Page 6 of 9 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bennett Lindenbaum
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.00%
12	Type of reporting person* IN/HC

Item 1(a)	Name of Issuer:

Banc of California, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

18500 Von Karman Ave, Suite 1100

Irvine, CA 92612-0546

Item 2(a)	Name of Person Filing:

See Cover Pages, Item 1.

Item 2(b)	Address or Principal Business Office:

c/o Basswood Capital Management, L.L.C.

645 Madison Avenue, 10th Floor

New York, NY 10022

Item 2(c)	Citizenship:

See Cover Pages, Item 4.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

05990K106

Item 3	Not Applicable

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Matthew Lindenbaum
	Name:	Matthew Lindenbaum
	Title:	Managing Member

BASSWOOD ENHANCED LONG SHORT FUND, LP

By:	Basswood Enhanced Long Short GP, LLC, its General Partner

By:	/s/ Matthew Lindenbaum
	Name:	Matthew Lindenbaum
	Title:	Managing Member

BASSWOOD ENHANCED LONG SHORT GP, LLC

By:	/s/ Matthew Lindenbaum
	Name:	Matthew Lindenbaum
	Title:	Managing Member

/s/ Matthew Lindenbaum
Matthew Lindendbaum, an individual

/s/ Bennett Lindenbaum
Bennett Lindenbaum, an individual